February 19, 2018

TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) announces production results for the third quarter of fiscal 2018, ended January 31, 2018, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q3 at San Martin, the Company reported that a total of 65,598 tonnes was milled at an average grade of 1.23 g/t gold and 16.46 g/t silver resulting in the production of 2,405 gold equivalent ounces. Mill recoveries averaged 83.7% for gold and 53.3% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 77.3:1 during the quarter.

During Q3 the Altiplano Facility received approximately 176 tonnes of concentrate containing approximately 222 ounces of gold and 35,634 ounces of silver. During the quarter ended January 31, 2018, Altiplano sold 269 ounces of gold and 23,561 ounces of silver.

“Our new management team at Altiplano and San Martin has led to positive changes,” said Robert Eadie, President of the Company. “At our San Martin mine, we are implementing planning and development that will aid future production and the life of the mine. At Altiplano, we are focused on securing profitable contracts that are congruent with the business model of our company. We are enthusiastic that these changes will be reflected in our near future results.”

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

1

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.